EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darling International Inc.:

We consent to the use of our reports dated March 3, 2010 with respect to the consolidated balance sheets of Darling International Inc. and subsidiaries as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 2, 2010, and the effectiveness of internal control over financial reporting as of January 2, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas
November 29, 2010